EXHIBIT 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Our consolidated ratios of earnings to fixed charges were as follows for the periods presented:

(dollar amounts in thousands)	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2011	2010	2009	2008	2007	2012
Earnings:
Loss before income taxes	$(22,236)	$(3,633)	$(11,166)	$(16,556)	$(19,429)	$(11,847)

Plus fixed charges:
Interest expense	124	460	577	1,374	2,070	27
Amortization of costs related to indebtedness	119	244	210	567	1,536	14
Estimated interest factor in rent expense (1)	360	450	501	660	512	171
Total Fixed Charges	603	1,154	1,288	2,601	4,118	212
Loss available to cover fixed charges	$(21,633)	$(2,479)	$(9,878)	$(13,955)	$(15,311)	$(11,635)
Ratio of Earnings to Fixed Charges	*	*	*	*	*	*

* Calculation not meaningful as ratio is less than 1.

(1) The interest factor in rent expense is estimated as one-third of rental expense.